30 Ivan Allen Jr. Boulevard NW Atlanta, GA 30308 404-506-5000 tel

May 10, 2019

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Southern Company Gas Southern Company Gas Capital Corporation
Registration Statement on Form S-3 - File Nos. 333-231185 and 333-231185-01

Ladies and Gentlemen:

The registrants hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the above-referenced Registration Statement, as amended (the “Registration Statement”), be declared effective at 11:00 AM, ET, Tuesday, May 14, 2019, or as soon as practicable thereafter.

Please address any questions or comments regarding the Registration Statement to the undersigned at Southern Company Services, Inc., Atlanta, Georgia (404-506-0684).

Yours very truly,

/s/Melissa K. Caen

Melissa K. Caen
Assistant Secretary